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                                                                Exhibit 99(i)


                             FOR IMMEDIATE RELEASE

CONTACT:
Charles F. Fistel
Executive Vice President
Viragen, Inc.
(305) 557-6000


                    VIRAGEN, INC. TO CONDUCT HIV/AIDS STUDY
                         WITH NATURAL HUMAN INTERFERON

          COMPANY ALSO FORMS ALLIANCE WITH LEADING HEALTHCARE PROVIDER

MIAMI, FLORIDA, MARCH 4, 1996 -- VIRAGEN, INC. (NASDAQ BULLETIN BOARD: VRGN) today announced that it will conduct an investigational study in Florida, in collaboration with Biodoron, of Viragen's natural human alpha interferon product Alpha Leukoferon(TM) for the treatment of HIV/AIDS in hemophiliacs.

Charles F. Fistel, Viragen's Executive Vice President, also announced that in connection with the investigational study, the Company has entered into a relationship with Quantum Health Resources, Inc. (NASDAQ: QHRI), who is providing financial support for this study conducted under Florida's Investigational Drug Program. Quantum is a leading national provider of alternate site therapies and support services for people affected by chronic disorders, including hemophilia.

John McIlwraith, Quantum's Senior Vice President, Strategic Planning and General Counsel, stated, "Supporting this study is consistent with our patient-focused mission statement, as well as our goal of developing relationships with pharmaceutical and biotechnology companies that are working on products and therapies suitable for our distribution capabilities. Support of this project puts us in a favorable position to further develop our relationship with Viragen and gain access to products that may be of real value to our patients."

According to Gerald Smith, Viragen's President, of the 90 patients to be enrolled in the study commencing this month, 60 patients will receive Alpha Leukoferon for a minimum of six months in combination with a comprehensive HIV treatment program. The program was developed by R.H. Keller, M.D., F.A.C.P., Medical Director of Biodoron and CEO of its affiliate, Immune Balance Technologies, Inc.

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The remaining 30 patients will make up the study's control group. In addition, many of the study participants may also suffer from hepatitis B and/or C.

Dr. Keller, a nationally prominent hemophilia and HIV/AIDS specialist and the study's Principal Investigator, stated, "I firmly believe that the employment of Viragen's natural human interferon, with its immunomodulatory and anti-viral effects, could become an important component in the successful long-term treatment of HIV/AIDS."

Jonathan Wadleigh, Founder of The Committee of Ten Thousand, a national advocacy group for hemophiliacs and persons afflicted with HIV/AIDS, stated, "We are very grateful that this study is being conducted. We recognize what the potential results of this study could mean to the hemophilia and HIV/AIDS community. We wholly endorse Dr. Keller's efforts and appreciate Viragen's and Quantum's contributions in supporting this study, and hope that the study will generate positive results so that further HIV/AIDS trials may be undertaken."

"We are most pleased to learn of the commencement of this important study and look forward to the study's results with a great deal of optimism," added Calvin Dawson, Executive Director of the Florida Chapter, National Hemophilia Foundation.

                             _____________________

Viragen, Inc. is an emerging biopharmaceutical company engaged in the research, manufacture and clinical study of natural human alpha interferons for the treatment of various viral diseases and immune disorders, including HIV/AIDS, hepatitis B & C and multiple sclerosis. Viragen manufactured Alpha Leukoferon in its Florida facility and is currently constructing a new facility in the United Kingdom to produce Omniferon(TM) in collaboration with Scottish authorities.

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